

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2018

Montgomery Bennett
Chairman and Chief Executive Officer
Ashford Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Inc.**
> **Registration Statement on Form S-3**
> **Filed October 5, 2018**
> **File No. 333-227729**

Dear Mr. Bennett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities